November 27, 2024

VIA EDGAR

Christina Chalk

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Air Products & Chemicals, Inc.
PREC14A filed November 19, 2024
SEC File No. 1-04534

Dear Ms. Chalk:

This letter is being submitted on behalf of Mantle Ridge LP and certain of its affiliates (the “Filing Persons”) and the other persons named as participants (collectively, the “Participants”) in the above-referenced materials filed on Schedule PREC14A on November 19, 2024 (such filing, the “Preliminary Proxy Statement”). This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in the letter dated November 22, 2024 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. Today, the Filing Persons have filed a revised preliminary proxy statement on Schedule PRRN14A (the “Revised Preliminary Proxy Statement”), which contains revisions intended to, among other matters, address the Staff’s comments.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For ease of reference, we have also included in each case the text of the applicable comment from the Comment Letter in italicized form below. Capitalized terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement.

PREC14A filed November 19, 2024

Background of the Solicitation, page 5

1.	We note the disclosure on page 11 of the proxy statement that “news reports indicated that D.E. Shaw was dropping its efforts to nominate directors and was instead throwing its support behind Mantle Ridge...” Revise the proxy statement generally to describe any relationship or contacts with D.E. Shaw. If no relationship exists or if no contacts have occurred, revise here to clarify.

Response:

In response to the Staff’s comment, the Participants have included additional disclosure under the heading “Background of the Solicitation”, beginning on page 5 of the Revised Preliminary Proxy Statement, describing Mantle Ridge’s contacts with D.E. Shaw.

Reasons for the Solicitation, page 12

2.	We note the statement that “[i]n the coming weeks, we will publicly outline our view about what has gone wrong and our ideas for the changes we believe are essential in order for the Company to achieve its fullest potential.” Information about a soliciting party’s plan of action, to the extent it is successful in taking control of a board of directors, appears to be highly material to shareholders’ vote. While we understand that soliciting parties will file additional soliciting materials after distributing their proxy statement, to the extent the participants have knowledge now of “what has gone wrong” and any changes or potential changes they may make, to the extent they take control of the board, this should be described in the proxy statement as well. If Mantle Ridge does not have such information now, revise to so state and describe the process by which they will develop plans for change at Air Products going forward.

Response:

In response to the Staff’s comment, the Participants have included additional disclosure, beginning on page 13 of the Revised Preliminary Proxy Statement, outlining deficiencies in the Company’s management and Mantle Ridge’s plan of action.

The Mantle Ridge Nominees, page 13

3.	Revise this section generally to ensure that the disclosure about the business activities of each nominee during the last five years is clearly presented. See Item 401(e) of Regulation S-K. For multiple nominees, this information is difficult to piece together or not ascertainable as currently presented.

Response:

In response to the Staff’s comment, the Participants have revised the disclosures on pages 14–21 of the Revised Preliminary Proxy Statement to more clearly summarize the business activities of each of the nominees during the last five years.

Solicitation of Proxies, page 29

4.	Disclose Mantle Ridge’s total expenditures for the proxy solicitation to date. See Item 4(b)(4) of Schedule 14A.

Response:

In response to the Staff’s comment, the Participants have included revised disclosure on page 31 of the Revised Preliminary Proxy Statement, providing that, “Costs in connection with this solicitation of proxies are currently estimated to be approximately $[  •  ], of which approximately $[  •  ] in costs has been incurred to date.” The Participants intend to update this disclosure upon filing their definitive proxy statement to include the dollar amounts.

5.	We note the statement in the last sentence of this section at the bottom of page 29: “Whether such reimbursement will be submitted to a vote of the Company’s security holders is not yet determinable.” However, Item 4(b)(5) of Schedule 14A requires you to state whether reimbursement will be submitted to a vote of shareholders. Please revise to provide the required information. In addition, clarify whether the $100,000 payment to be made to each Mantle Ridge nominee (if elected) are part of the expenditures for which reimbursement will be sought from the Company.

Response:

In response to the Staff’s comment, the Participants have included additional disclosure on page 31 of the Revised Preliminary Proxy Statement, specifying that the determination whether the reimbursement of expenses will be submitted to a vote of stockholders will be made by the reconstituted board of directors of the Company, which may include some or all of the Mantle Ridge Nominees, though Mr. Hilal expects to recuse himself from this vote.

The Participants have further revised the Revised Preliminary Proxy Statement on page 31 to clarify that the fee payable to each of the Mantle Ridge Nominees is included as part of the expenditures for which reimbursement will be sought from the Company.

General

6.	Throughout the proxy statement, including on the cover page, you refer to the Mantle Ridge group as “a significant Stockholder of Air Products,” To clarify, revise to state the percentage of shares owned, including where you state the total number of shares held on page 3.

Response:

In response to the Staff’s comment, the Participants have included additional disclosure on the cover page and on pages 3 and 32 of the Revised Preliminary Proxy Statement, indicating the percentage of shares owned by Mantle Ridge.

7.	We note the following statement on page 14 of the proxy statement: “Among his projects there, Mr. Hilal played a leading role in Pershing Square’s successful effort to catalyze Board and CEO changes at Air Products in 2013.” In an appropriate part of the proxy statement, revise to fully explain Mr. Hilal’s prior interactions with the Company and his efforts to catalyze changes, including the form of those efforts and their result.

Response:

In response to the Staff’s comment, the Participants have included additional disclosure pertaining to Mr. Hilal’s prior interactions with the Company on page 15 of the Revised Preliminary Proxy Statement.

8.	We note that Mantle Ridge has nominated nine individuals for election to the Air Products board. Revise the proxy statement to fully discuss the consequences if all or a majority of its nominees are elected. For example, if this would constitute a change in control under the Company debt covenants or other agreements, please disclose and discuss the potential impact.

Response:

In response to the Staff’s comment, the Participants have included additional disclosure on page 21 of the Revised Preliminary Proxy Statement under the new heading “Change in Control Triggers”. The Participants have also included related information with respect to the Company’s fiduciary duties under Kallick v. Sandridge Energy, 68 A.3d 242 (Del. Ch. 2013).

* * *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/
Richard Brand, Esq.

Via e-mail:

cc:	Paul Hilal, Chief Executive Officer, Mantle Ridge LP
Stephen Fraidin, Cadwalader, Wickersham & Taft LLP
Gregory P. Patti, Jr., Cadwalader, Wickersham & Taft LLP